

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2023

Trevor Newton
Chief Executive Officer
PATRIOT GOLD CORP
401 Ryland St. Suite 180
Reno, Nevada, 89502

> **Re: PATRIOT GOLD CORP**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 21, 2023**
> **File No. 000-32919**

Dear Trevor Newton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kathy Rasler